CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Fixed/Floating Rate Senior Notes due 2027	$803,500,000	$87,661.85

(1) The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of U.S. $0.8035 per CAD1.00 as of July 29, 2021.

PROSPECTUS Dated November 16, 2020 PROSPECTUS SUPPLEMENT Dated November 16, 2020	Pricing Supplement No. 2,050 to Registration Statement No. 333-250103 Dated July 29, 2021 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES I

CAD1,000,000,000, Fixed/Floating Rate Senior Notes Due 2027

We, Morgan Stanley, are offering the notes described herein on a global basis. We may redeem some or all of the Global Medium-Term Notes, Series I, CAD1,000,000,000, Fixed/Floating Rate Senior Notes Due 2027 (the “notes”) at any time on or after February 4, 2022 and prior to August 4, 2026 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below. We also may redeem the notes, (i) in whole but not in part, on August 4, 2026, or (ii) in whole at any time or in part from time to time, on or after July 4, 2027, in each case at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Supplemental Information Concerning Description of Notes—Optional Redemption.” We may also redeem the notes prior to the maturity thereof in accordance with the provisions described in the accompanying prospectus under “Securities Offered on a Global Basis Through the Depositary—Tax Redemption” and “Securities Offered on a Global Basis Through the Depositary—Payment of Additional Amounts.”

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of the notes during the fixed rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and during the floating rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

We will issue the notes only in registered form, which form is further described herein and under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

CDS Clearing and Depository Services Inc. (“CDS”) will be designated as the depositary for any registered global security relating to the notes. We will issue the notes only in book-entry form as global securities registered in the name of CDS & Co., CDS’s nominee, or in such other name as CDS may designate with our prior consent. The sale of the notes will settle in immediately available funds through CDS on August 4, 2021 (4 New York business days after the date of this pricing supplement).

The notes will not be listed on any securities exchange.

We describe how interest is calculated, accrued and paid during the fixed rate period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus. We describe how interest is calculated, accrued and paid during the floating rate period, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks. See “Risk Factors” on page PS-5.

 The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Agent’s Commissions	Proceeds to Company
Per note	CAD100,000	CAD350	CAD99,650
Total	CAD1,000,000,000	CAD3,500,000	CAD996,500,000

MORGAN STANLEY	SCOTIABANK	BMO CAPITAL MARKETS	TD SECURITIES	MUFG

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

None of this pricing supplement, the accompanying prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of notes which are the subject of any offering contemplated in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus may only do so with respect to Qualified Investors. Neither Morgan Stanley nor the managers have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”); or (ii) a customer within the meaning of the provisions of the United Kingdom's Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Fixed/Floating Rate Notes Due 2027

Aggregate Principal
Amount:	CAD1,000,000,000
Maturity Date:	August 4, 2027
Settlement Date
(Original Issue Date):	August 4, 2021 (4 New York business days after the date of this pricing supplement)
Interest Accrual Date:	August 4, 2021
Issue Price:	100%
Specified Currency:	Canadian dollars (“CAD”)
Redemption Percentage
at Maturity:	100%
Fixed Rate Period:	The period from and including the settlement date to but excluding August 4, 2026
Floating Rate Period:	The period from and including August 4, 2026 to but excluding the maturity date
Interest Rate:	During the fixed rate period, 1.779% per annum; during the floating rate period, the base rate plus 0.516% (to be determined by the Calculation Agent on each interest reset date)
Base Rate:	3-month CDOR
Spread:	Plus 0.516%
Index Maturity:	3 months
Index Currency:	CAD
Interest Payment Dates:	With respect to the fixed rate period, each February 4 and August 4, commencing February 4, 2022 to and including August 4, 2026; with respect to the floating rate period, each February 4, May 4, August 4 and November 4, commencing November 4, 2026 to and including the maturity date
Interest Payment Periods:	During the fixed rate period, semiannually in equal installments; during the floating rate period, quarterly
Interest Reset Dates:	Each interest payment date commencing August 4, 2026 , provided that the August 4, 2026 interest reset date shall not be adjusted for a non-business day
Interest Reset Period:	Quarterly
Interest Determination Dates:	Each interest reset date
Reporting Service:	Bloomberg Professional Service (page “CDOR03”)
Business Days:	Toronto and New York
Calculation Agent:	BNY Trust Company of Canada
Sub-Paying Agent:	BNY Trust Company of Canada
Denominations:	CAD100,000 and integral multiples of CAD1,000
CUSIP:	61747Y EE1
ISIN:	CA61747YEE10
Day Count Convention:	During the fixed rate period, Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date (also known as the Actual/Actual Canadian Compound Method); during the floating rate period, Actual/365
3-month CDOR:	The 3-month CAD-BA-CDOR is the inter-bank bid rate for Canadian dollar bankers acceptances expressed as a rate per annum published on the screen page Bloomberg Professional Service CDOR03 (or any successor page of Bloomberg Professional Service or a screen page of another agency) on the interest determination date at or about 10:15 a.m. (Toronto time) for the relevant interest payment period.
Other Provisions:	Optional make-whole redemption on or after February 4, 2022 and prior to August 4, 2026, on at least 5 but not more than 30 days’ prior notice, as described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” provided that, for purposes of the notes, the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to August 4, 2026 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the GOC Bond Yield plus 23 basis points, as calculated by the premium calculation agent; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“GOC Bond Yield” on any date of determination means the arithmetic average of the interest rates quoted to the premium calculation agent by two major Canadian registered investment dealers selected by us as being the annual yield to maturity on such date, assuming semi-annual compounding, which a non-callable Government of Canada bond would carry, if issued in Canadian dollars in Canada, at 100% of its principal amount on the applicable date of redemption with a maturity date of August 4, 2026.

The GOC Bond Yield will be determined by the premium calculation agent as set forth above on the third business day immediately preceding the applicable redemption date.

See also Terms of Notes During the Floating Rate Period, Optional Redemption, Tax Redemption, and Payment of Additional Amounts

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and our current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (file number 001-11758), that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes. Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.

The notes have early redemption risk. We may redeem the notes, (i) in whole but not in part, on August 4, 2026, or (ii) in whole at any time or in part from time to time, on or after July 4, 2027, on at least 5 but not more than 30 days’ prior notice. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Supplemental Information Concerning Description of Notes

Terms of Notes During the Floating Rate Period

If the above-referenced Bloomberg Professional Service CDOR03 page is not available, the calculation agent will request the principal Toronto offices of three banks selected by us from the banks named in Schedule I of the Bank Act (Canada) to provide their bid rate quotations (expressed as percentages per year) for Canadian dollar bankers’ acceptances in Canadian dollars having a 3-month term to maturity as of 10:15 a.m. (Toronto time) on the interest determination date used for a principal amount equal to the aggregate principal amount of the notes (or a term to maturity and principal amount as close as possible to the foregoing term to maturity and principal amount), and the 3-month CDOR will be the arithmetic mean of the three bid rate quotations.

If fewer than three bid rate quotations are provided as requested in the paragraph above, the 3-month CDOR will be the 3-month CDOR as determined on the previous interest determination date or, in the case where there is no previous interest determination date, 3-month CDOR that is most recently published prior to such date on the above-referenced Bloomberg Professional Service CDOR03 page.

Notwithstanding the foregoing, if we or our designee determine that the 3-month CDOR has been permanently or indefinitely discontinued, then the calculation agent shall use, as a substitute for 3-month CDOR and for each future interest payment date, the alternative reference rate selected or recommended by the central bank, monetary authority, relevant regulatory supervisor or any similar institution (including any committee or working group thereof), or identified through any other applicable regulatory or legislative action or guidance, that is consistent with accepted market practice for debt obligations such as the notes (the “Alternative Rate”). As part of such substitution, we or our designee shall make such adjustments to the Alternative Rate and the spread thereon, as well as the business day convention, interest payment dates and related provisions and definitions, in each case that are consistent with accepted market practice or applicable regulatory or legislative action or guidance for the use of such Alternative Rate for debt obligations such as the notes. If we or our designee determine that there is no clear market consensus as to an Alternative Rate, we shall appoint in our sole discretion a financial institution or investment bank of national standing in Canada (which may be an affiliate of ours) to determine an appropriate alternative reference rate and adjustments thereto, and the decisions of such financial institution shall be binding on us, the calculation agent, any designee, the holders of the notes and the beneficial owners of interests in the notes. If such financial institution is unable to determine an appropriate alternative reference rate and adjustments, the 3-month CDOR for such interest period shall be the 3-month CDOR for the immediately preceding interest period, and the process set forth in this paragraph to determine an Alternative Rate shall be repeated for each subsequent interest period until such time as an Alternative Rate is determined.

Optional Redemption

In addition to the optional make-whole redemption discussed above under “—Other Provisions,” we may, at our option, redeem the notes, (i) in whole but not in part, on August 4, 2026, or (ii) in whole at any time or in part from time to time, on or after July 4, 2027, on at least 5 but not more than 30 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 30 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called for redemption in accordance with its procedures at the time of selection; provided, that if the notes are represented by one or more global securities, such notes will be selected for redemption by the applicable depositary in accordance with its standard procedures therefor.

On or before the respective redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If such money is so deposited, on and after the redemption date interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

Tax Redemption

We may redeem, in whole but not in part, the notes offered on a global basis through CDS at our option at any time prior to maturity, upon the giving of a notice of tax redemption as described in the accompanying prospectus, at a redemption price equal to 100% of the principal amount of those notes, together with accrued and unpaid interest to the date fixed for redemption, if we determine that we have or will become obligated to pay additional amounts, as described below under “—Payment of Additional Amounts,” in accordance with “Securities Offered on a Global Basis Through the Depositary—Tax Redemption” in the accompanying prospectus.

Payment of Additional Amounts

With respect to the notes, we will, subject to certain exceptions and limitations set forth in the accompanying prospectus, pay the additional amounts to the beneficial owner of the notes who is a U.S. Alien (as defined in the accompanying prospectus) as may be necessary in order that every net payment of the principal of and interest on the notes and any other amounts payable on the notes, after withholding or deduction for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of the payment by the United States, or any political subdivision or taxing authority of or in the United States, will not be less than the amount provided for in the notes to be then due and payable. See “Securities Offered on a Global Basis Through the Depositary—Payment of Additional Amounts” in the accompanying prospectus.

Notes Denominated in a Foreign Currency

The notes are denominated in Canadian dollars and a beneficial owner of interests in the notes will not have the right to receive all or a portion of the payments of principal or interest in U.S. dollars.

Supplemental Information Concerning Form of Securities

Global Securities; Book-Entry, Delivery and Form

The notes will be issued in one or more registered notes in global form (i.e. global notes), initially deposited with CDS & Co., as nominee for CDS. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the global notes through any of CDS (in Canada), or Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank (“Canadian Subcustodians”), which in turn will hold such interests in customers’ securities accounts in the names of the Canadian Subcustodians on the books of CDS.

The notes will be deposited with CDS & Co. as nominee of CDS for the benefit of owners of beneficial interests in the global notes, including participants of Euroclear and Clearstream, Luxembourg. Principal and interest payments on the global notes deposited with CDS & Co., or any other nominee appointed by CDS, will be made on behalf of us to CDS & Co., or any other nominee appointed by CDS, and CDS will distribute the payment received to the applicable clearing system.

For as long as the notes are maintained in book-entry form at CDS, we and any paying agent shall treat CDS & Co., or any other nominee appointed by CDS, as the sole holder of such notes for all purposes. Notes, which are represented by the global notes, will be transferable only in accordance with the rules and procedures of CDS.

The holder of the global notes shall be the only person entitled to receive payments in respect of notes represented by such global notes and we will be discharged by payment to, or to the order of, the holder of such global notes for each amount so paid. Each of the persons shown in the records of CDS as the beneficial holder of a particular nominal amount of notes represented by such global notes, must look solely to CDS, as the case may be, for his or her share of each payment so made by us to, or to the order of, the holder of such global notes. No person other than the holder of such global notes shall have any claim against us in respect of any payments due on such global notes.

In respect of the notes, we will at all times maintain a sub-paying agent having an office in Toronto, Canada. All notices concerning the notes will be validly given if given through the sub-paying agent.

Supplemental Information Concerning Securities Offered on a Global Basis Through the Depositary

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Euroclear participants and Clearstream, Luxembourg participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds, in immediately available funds.

Links have been established among CDS, Euroclear, and Clearstream, Luxembourg to facilitate the initial issuance of the notes and cross-market transfers of the notes associated with secondary market trading. CDS will be linked to Euroclear and Clearstream, Luxembourg through the CDS accounts of the respective Canadian Subcustodians of Clearstream, Luxembourg and Euroclear.

Cross-market transfers between persons holding directly or indirectly through CDS participants, on the one hand, and directly or indirectly through Euroclear or Clearstream, Luxembourg participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. Euroclear and Clearstream, Luxembourg participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of notes received in Euroclear or Clearstream, Luxembourg as a result of a transaction with a CDS participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear participants or Clearstream, Luxembourg participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of notes by or through a Euroclear participant or a Clearstream, Luxembourg participant to a CDS participant will be received with value on the CDS settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in CDS.

The information in this section concerning CDS and CDS’s book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof. CDS may change or discontinue the foregoing procedures at any time.

Notices

Notices given to CDS, as holder of the notes, will be passed on to the beneficial owners of the notes in accordance with the standard rules and procedures of CDS and its direct and indirect participants, including Clearstream, Luxembourg and Euroclear.

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” denominated in a currency (the “denomination currency”) other than the U.S. dollar for U.S. federal tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder. See the discussion in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders― Foreign Currency Notes” for further information about the treatment of the notes. The notes should be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders― Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.” Under applicable Treasury Regulations, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the notes, an equivalent fixed rate debt instrument (denominated in CAD) must be constructed for the entire term of the notes. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which should generally be the value of that QFR as of the issue date of the notes). Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we should be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. For the purpose of determining QSI and OID, the optional make-whole redemption should not be deemed to be exercised. However, if, as of the issue date, redeeming the notes on August 4, 2026 would reduce the yield of the equivalent fixed rate debt instrument, the notes should be treated as fixed rate debt instruments maturing on August 4, 2026 (the “instrument maturing August 2026”). Under those circumstances, if the notes are not actually redeemed by us on August 4, 2026, solely for purposes of the OID rules, they should be deemed retired and reissued for their principal amount, and should thereafter be treated as floating rate debt instruments with a term of one year (the “1-year instrument”). The instrument maturing August 2026 would be treated as issued without OID, and all payments of interest thereon would be treated as QSI. Interest on the 1-year instrument should generally be taken into account when received or accrued, according to your method of tax accounting, but it is possible that the 1-year instrument could be subject to the rules described under “United States Federal Taxation―Tax Consequences to U.S. Holders―Short-Term Notes” in the accompanying prospectus supplement.

If, as of the issue date, redeeming the notes on August 4, 2026 would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “United States Federal Taxation―Tax Consequences to U.S. Holders― Discount Notes―General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under those circumstances, the notes may be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. All amounts will be determined in the denomination currency and then translated into U.S. dollars according to the rules described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Foreign Currency Notes.” QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.

Both U.S. and non-U.S. holders of the notes should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On July 29, 2021, we agreed to sell to the agents listed below, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.65%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes. The purchase price equals the stated issue price of 100%, plus accrued interest, if any, less a combined management and underwriting commission of 0.35% of the principal amount of notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	CAD400,000,000
Scotia Capital Inc.	CAD200,000,000
BMO Nesbitt Burns Inc.	CAD150,000,000
TD Securities Inc.	CAD150,000,000
MUFG Securities (Canada), Ltd.	CAD100,000,000
Total	CAD1,000,000,000

We refer to each of Morgan Stanley & Co. LLC, Scotia Capital Inc., BMO Nesbitt Burns Inc., TD Securities Inc. and MUFG Securities (Canada), Ltd as an “agent” (and together as the “agents”) as such term is used under “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

Scotia Capital Inc., BMO Nesbitt Burns Inc., TD Securities Inc. and MUFG Securities (Canada), Ltd are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFG Securities (Canada), Ltd. (one of the agents), holds an approximately 20.2% interest in Morgan Stanley. This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and MUFG Securities (Canada), Ltd. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

The agents intend to offer the notes for sale in Canada only on a private placement basis to “accredited investors” within the meaning of the applicable Canadian provincial securities laws, either directly or through affiliates or other dealers acting as selling agents. Resales of the notes by purchasers will be subject to restrictions under Canadian securities laws. The rights and remedies available to Canadian investors are governed by Canadian securities laws. Canadian investors may be subject to Canadian tax law and should consult their own legal and tax advisors with respect to the Canadian tax consequences of owning the notes.

Each agent severally (and not jointly) represents and warrants to, and agrees with, us that:

(a)	the sale and delivery of any notes to any purchaser who is a resident of Canada or otherwise subject to the laws of Canada or who is purchasing for a principal who is a resident of Canada or otherwise subject to the laws of Canada (each such purchaser or principal a “Canadian Purchaser”) by such agent shall be made so as to be exempt from the prospectus filing requirements and exempt from, or in compliance with, the dealer registration requirements of all applicable securities laws, regulations, rules, instruments, rulings and orders, including those applicable in each of the provinces and territories of Canada (“Canadian Securities Laws”);

(b)	the agent (or its registered affiliate) is a dealer registered as an “investment dealer” or “exempt market dealer” as defined under applicable Canadian Securities Laws or the agent (or one of its affiliates) is exempt from the requirement to be registered as a dealer under applicable Canadian Securities Laws, and, in either case, the agent (and any applicable affiliate) is otherwise in compliance with the representations, warranties, and agreements set out herein;

(c)	each Canadian Purchaser is entitled under the Canadian Securities Laws to acquire the notes without the benefit of a prospectus qualified under the Canadian Securities Laws;

(d)	it will comply with all relevant Canadian Securities Laws concerning any resale of the notes and will prepare, execute, deliver, and file all documentation required by the applicable Canadian Securities Laws to permit each resale by the agents of notes to a Canadian Purchaser;

(e)	the offer and sale of the notes will not be made through or accompanied by any advertisement of the notes, including, without limitation, in printed media of general and regular paid circulation, radio, television, or telecommunications, including electronic display or any other form of advertising or as part of a general solicitation in Canada;

(f)	it has not provided and will not provide to any Canadian Purchaser any document or other material that would constitute an offering memorandum (other than the preliminary and final version of the Canadian Offering Memorandum dated July 29, 2021 with respect to the private placement of the notes in Canada (the “Canadian Offering Memorandum”)) within the meaning of Canadian Securities Laws;

(g)	it will ensure that each Canadian Purchaser is advised that no securities commission or other similar regulatory authority in Canada has passed upon the Canadian Offering Memorandum or the merit of the notes described therein, nor has any such securities commission or other similar regulatory authority in Canada made any recommendation or endorsement with respect to, the notes;

(h)	it has not made and it will not make any written or oral representations to any Canadian Purchaser:

(i)	that any person will resell or repurchase the notes purchased by such Canadian Purchaser;

(ii)	that the notes will be freely tradeable by the Canadian Purchaser without any restrictions or hold periods;

(iii)	that any person will refund the purchase price of the notes; or

(iv)	as to the future price or value of the notes; and

(i)	it will inform each Canadian Purchaser:

(i)	that the global certificate(s) representing the notes will not carry the legend prescribed by Section 2.5(2) of National Instrument 45-102 – Resale of Securities nor will a written notice containing such legend restriction notation be delivered to any purchaser;

(ii)	that the notes will not be or become freely tradeable in Canada, and any resale of the notes must be made in accordance with an exemption from, or pursuant to a transaction not subject to, the prospectus requirements of applicable Canadian Securities Laws and that Canadian purchasers are advised to seek legal advice prior to any resale of the notes; and

(iii)	such Canadian Purchaser’s name and other specified information may be disclosed to the relevant Canadian securities regulators or regulatory authorities and may become available to the public in accordance with applicable laws.

Notwithstanding the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to securities offered or sold in the EEA:

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)       the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Regulation; and

(b)       the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Notwithstanding the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to securities offered or sold in the United Kingdom:

Prohibition of Sales to United Kingdom Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a)       the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(ii)	a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA; and

(b)       the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as "relevant persons"). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus or any of their contents.

With respect to securities to be offered or sold in the United Kingdom, the managers have represented and agreed, and each underwriter, dealer, other agent and remarketing firm participating in the distribution of the securities will be required to represent and agree, that (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any securities in circumstances in which Section 21(1) of the FSMA does not apply to Morgan Stanley, and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any securities in, from or otherwise involving the United Kingdom.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2020, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2020. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.